Exhibit 99.1

I-Mab Announces Collaboration with Bristol Myers Squibb to Evaluate Givastomig in a Combination Study for Newly Diagnosed Gastric and Esophageal Cancers

•	I-Mab enters clinical collaboration with Bristol Myers Squibb to evaluate Claudin 18.2 x 4-1BB bispecific antibody givastomig in combination with nivolumab and chemotherapy for the treatment of gastric and esophageal cancer.

•	Collaboration builds on promising safety and efficacy data from the givastomig monotherapy study reported at the European Society of Medical Oncology Congress 2023.

ROCKVILLE, MD, June 5, 2024 – I-Mab (NASDAQ: IMAB) (the “Company”), a U.S.-based, global biotech company, exclusively focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer, today announced that it has entered into a clinical trial collaboration and supply agreement with Bristol Myers Squibb (NYSE: BMY). The collaboration will evaluate the combination of givastomig, an investigational Claudin 18.2 x 4-1BB bispecific antibody jointly developed by I-Mab and ABL Bio (KOSDAQ: 298380), with Bristol Myers Squibb’s immune checkpoint inhibitor, nivolumab, and chemotherapy (FOLFOX or CAPOX), as a potential first-line treatment for patients with advanced Claudin 18.2-positive gastric and esophageal cancers.

Under the terms of the agreement, the study will be a multi-national Phase 1 study conducted by I-Mab. Bristol Myers Squibb will supply nivolumab. Nivolumab is an immune checkpoint inhibitor that is designed to block the PD-L1 protein on cancer cells from binding to PD-1, enhancing T-cell function and resulting in improved anti-tumor responses.

“We are pleased to enter into this clinical collaboration agreement with Bristol Myers Squibb as we embark on the next stage of givastomig’s development to explore the significant promise of this bispecific antibody in a triple-therapy regimen,” said Raj Kannan, CEO of I-Mab. “The study builds on the encouraging single-agent activity and safety we have observed with givastomig as presented at ESMO 2023. We remain optimistic that givastomig in combination with nivolumab and chemotherapy will drive potent anti-tumor activity in specific tumors, and we look forward to accelerating progress in the clinic.”

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About Givastomig

Givastomig, also known as TJ-CD4B/ABL111 or TJ033721, is a bispecific antibody designed to bind to Claudin 18.2 (CLDN18.2) as a tumor engager and 4-1BB as a conditional T-Cell activator. Givastomig uniquely binds to tumor cells expressing various levels of CLDN18.2, including gastric cancer and pancreatic cancer cells, and conditionally activates intra-tumoral T-cells at the tumor site through 4-1BB. Givastomig appears to effectively maintain a strong tumor binding property and anti-tumor activity attributable to a synergistic effect of both CLDN18.2 antibody and 4-1BB antibody while avoiding or minimizing liver toxicity and systemic immunotoxicity commonly seen with 4-1BB antibodies as a drug class. Developed through a collaboration between I-Mab and ABL Bio, a clinical-stage biotechnology company in South Korea, givastomig is currently being investigated in a Phase 1 clinical study in the U.S. and China. In March 2022, the U.S. Food and Drug Administration (FDA) granted Orphan Drug Designation for givastomig for the treatment of gastric cancer, including cancer of the gastroesophageal junction.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, exclusively focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer.

I-Mab has established operations in the U.S. in Rockville, Maryland, and in San Diego, California. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

I-Mab Forward Looking Statements

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "believes", "designed to", "anticipates", "future", "intends", "plan", “promise”, "potential", "estimate", "confident", “explore”, “optimistic about”, “look forward to” and similar terms or the negative thereof. Statements that are not historical facts, including statements about I-Mab's beliefs and expectations, are forward-looking statements. The forward-looking statements in this press release include, without limitation, statements regarding: the anticipated terms, objectives, and potential of the clinical collaboration with Bristol Myers Squibb, including in the evaluation of Claudin 18.2 x 4-1BB bispecific antibody givastomig in combination with nivolumab and chemotherapy as a potential first-line treatment of gastric and esophageal cancer; the potential of nivolumab to enhance T-cell function and improve anti-tumor responses; the plan to explore the promise of givastomig in a triple-therapy regimen through the clinical collaboration; the potential implications of givastomig for patients; and I-Mab’s anticipated clinical development and potential commercialization of givastomig. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or New Drug Application/Biologics License Application approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and discussions of potential risks, uncertainties, and other important factors in I-Mab’s most recent annual report on Form 20-F and I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission (the "SEC”). I-Mab may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

Investors & Media
Tyler Ehler
Senior Director, Investor Relations
IR@imabbio.com